United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                  SCHEDULE 13D

                               AUTO-GRAPHICS, INC.
                                  Common Stock
                               CUSIP No. 052725108

                                 Corey M. Patick
                           269 So. Beverly Drive, #438
                             Beverly Hills, CA 90212
                             Telephone 909/576-9000

                        Date of Event: September 14, 2001

CUSIP No. 052725108

1.       Name of reporting person: Corey M. Patick

2.       N/A

3.       For SEC use only

4.       Source of funds: PF

5.       Legal proceedings: N/A

6.       Citizenship:  USA

7. Sole Voting Power: 92,880 shares (plus 1,125,000 shares under Cope/Patick Option)

8.       Shared Voting Power: N/A

9.       Sole Dispositive Power: 92,880 shares

10.      Shared Dispositive Power: N/A

11.     Aggregate Amount Beneficially Owned: 1,217,880 shares

12.      N/A

13.      Percent of Class Represented by Amount in Row 11: 24.05 percent

14.      Type of Reporting Person: In

Item
1.  Security and Issuer

        Common Stock of Auto-Graphics, Inc. whose corporate offices are located at 3201 Temple Ave., Pomona, CA 91768.

Item
2.  Identity and Background

        (a)  Corey M. Patick

        (b)  269 So. Beverly Drive, #438, Beverly Hills, CA  90212

        (c) Employed by Banc of America Inc. at 2049 Century Park East, Los Angeles, CA 90067

        (d)  N/A

        (e)  N/A

        (f)  USA

Item
3.  Source and Amount of Funds or Other Consideration

        Personal funds: and for Cope/Patick Option securities, personal funds of an origin not yet determined.

Item
4.  Purpose of Transaction

        Investment purposes

        (a)  N/A

        (b)  N/A

        (c)  N/A

        (d) Robert H. Bretz, Thomas J. Dudley and Corey M. Patick as proposed nominees for election to the Board of Directors of Auto-Graphics, Inc.

        (e)  N/A

        (f)  N/A

        (g)  N/A

        (h)  N/A

        (i)  N/A

        (j)  N/A

Item
5.  Interest in Securities of the Issuer

        (a) 1,217,880 shares of 24.05 percent including Cope/Patick Option shares

        (b) 92,880 shares or percentage 1.83 (excluding Cope/Patick Option shares): 1,217,880 shares or 24.05 percent inclusive of such Cope/Option Shares

        (c)  N/A

        (d)  N/A

        (e)  N/A

Item
6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

        See Patick 14A Proxy Statement dated Sept 14, 2001 re Auto-Graphics, Inc. Special Shareholders Meeting and proxy solicitation in respect thereof

Item
7.  Material to Be Filed as Exhibits

        See Cope/Patick Option Agreement dated May 15, 1999 get date from Corey, and amendments thereto as previously filed as exhibits to Auto-Graphics, Inc's Annual Report on Form 10-K for the years ended 1999 and 2000.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 1, 2001


                                                Corey M. Patick
                                                ---------------------------
                                                Corey M. Patick, Individual